[Hill Ward Henderson Letterhead]

December 23, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

Washington, D.C. 20549

Attn:	Amanda Ravitz

Heather Percival

Re:	Nuo Therapeutics, Inc.

Registration Statement on Form S-1

Filed November 21, 2016
File No. 333-214748

Dear Ms. Ravitz and Ms. Percival:

By letter dated December 16, 2016 (the “Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission by Nuo Therapeutics, Inc. (the “Company”) on November 21, 2016. We are submitting this letter to you on behalf of the Company.

The Company has revised the Registration Statement to reflect the responses below, and is concurrently herewith filing with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined herein have the meaning ascribed to such terms in Amendment No. 1.

In order to facilitate your review, this letter responds to each of the comments set forth in the Letter on a point-by-point basis.  The numbered paragraphs set forth below respond to the comments and correspond to the numbered paragraphs in the Letter.  Unless otherwise noted, page numbers refer to Amendment No. 1.

1.	There does not appear to be an existing established trading market for your securities. Accordingly, please revise to include a fixed price at which the selling shareholders will sell their shares until such time as they are quoted on the OTCQX, OTCQB or a national securities exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response: The Company has made the requested revision in Amendment No. 1.

Securities and Exchange Commission

December 23, 2016

2.	We note that your auditors changed within your last 2 completed fiscal years but we are unable to locate the disclosure required by Item 304 of Regulation S-K. Please revise or advise.

Response: The Company respectfully advises the Staff that the disclosure required by Item 304(a) of Regulation S-K was included in the Company’s Current Reports on Form 8-K filed on June 10, 2016 and June 16, 2016 and was omitted from the Registration Statement in reliance on Instruction 1 to such Item. The Company submits that the disclosure called for by Item 304(b) of Regulation S-K is not required because, in connection with the change in auditors, there was no disagreement of the type described in paragraph (a)(1)(iv) of Item 304 or any reportable event as described in paragraph (a)(1)(v) of Item 304. The Company has added, to page 26 of Amendment No. 1, a subsection titled “Change in Independent Registered Public Accounting Firm,” in which it provides an overview of the change in auditors.

Please do not hesitate to contact Roland S. Chase or Zachary W. Watt at (813) 221-3900 with any questions.

Sincerely,

/s/ Roland S. Chase

Roland S. Chase
Senior Counsel

Cc:	David E. Jorden, Nuo Therapeutics, Inc.